EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

For the five years ended December 31, 2011 and three months ended March 31, 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	As of or for the Fiscal Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012

Earnings:
Income before taxes	$216,824	$163,943	$168,019	$247,547	$319,587	$88,440
Add:
Fixed charges	170,407	197,070	180,293	313,161	268,940	65,341
Amortization of capitalized interest	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Noncontrolling interest in pretax income of subsidiaries	—	—	—	—	—	—
Earnings	$387,231	$361,013	$348,312	$560,708	$588,527	$153,781

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	170,121	196,728	180,132	313,032	268,834	$65,316
Interest capitalized	—	—	—	—	—	—
Estimate of the interest component of rental expense	286	342	161	129	106	25
Fixed charges	$170,407	$197,070	$180,293	$313,161	$268,940	$65,341

Ratio of earnings to fixed charges	2.27	1.83	1.93	1.79	2.19	2.35